Exhibit (d.8)

Exhibit A

to the Sub-Advisory Agreement

between BlackRock Fund Advisors

and BlackRock International Limited

Fund and Sub-Advisory Fees

Fund	Sub-Advisory Fee
BlackRock Ultra Short-Term Bond ETF	As set forth below
iShares 1-3 Year International Treasury Bond ETF
iShares Core International Aggregate Bond ETF
iShares Global Green Bond ETF
iShares International High Yield Bond ETF
iShares International Preferred Stock ETF
iShares International Treasury Bond ETF
iShares J.P. Morgan EM Corporate Bond ETF
iShares J.P. Morgan EM High Yield Bond ETF
iShares J.P. Morgan EM Local Currency Bond ETF
iShares J.P. Morgan USD Emerging Markets Bond ETF
iShares US & Intl High Yield Corp Bond ETF

Fees:

Pursuant to Clause 9, Adviser shall pay to Sub-Adviser a fee calculated as follows:

(a) to the extent the Sub-Adviser is providing services solely relating to trading, an amount equal to the actual pre-tax sums incurred by Sub-Adviser in connection with the performance or provision of the Services under this Agreement together with an additional sum equal to 10% of such actual sums incurred with respect to the Portfolios.

(b) to the extent the Sub-adviser is providing services relating to portfolio management and trading, an amount equal to twenty percent (20%) of fees net of any applicable expenses paid by the Adviser. Applicable expenses may include, but are not limited to, rebates, waivers, retrocessions, distribution related costs, and fund related expenses and index license fees and other costs incurred by the Adviser.

Fees shall be paid no less than quarterly, and shall be paid exclusive of any Value Added Tax (VAT), which shall be charged separately to Adviser, if applicable.

Amended and Approved by the Board of Trustees of iShares Trust and by the Board of Directors of iShares, Inc. on June 8-10, 2020 and Board of Trustees of iShares U.S. ETF Trust on March 30-31, 2021.